

August 3, 2010

Ms. Karen Colonias
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-13429**

Dear Ms. Colonias:

We have reviewed your response letter dated July 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Officer Cash Profit Sharing Plan, page 13

1. We note your response to comment five in our letter dated July 2, 2010; however, we reissue the comment in part. In future filings, please describe how you evaluated the actual profit levels for each operating unit to reach the actual payout each named executive officer received.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela Long
Assistant Director